UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Calton, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
131380503 (CUSIP Number)
Don C. Whitaker Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604 949-857-6008 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 16, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 131380503

1.	Names of Reporting Persons. Don C. Whitaker I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 123,700

	8.	Shared Voting Power

	9.	Sole Dipositive Power

	10.	Shared Dipositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,700

12.	Check if the Aggregate Amount Represented bt Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.97%

14.	Type of Reporting Person IN
2

Item 1. Security and Issuer Shares of common stock of Calton, Inc and the principal executive offices are: 2013 Indian River Blvd., Vero Beach, FL 32960

Item 2. Identity and Background.

(a)	Name: Don C. Whitaker

(b)	Residence or business address: 23 Beechwood Irvine, CA 92604

(c)

Present Principal Occupation or Employment:  President of Don C. Whitaker, Inc. for 22 years, a firm whose principal activity is finding investment opportunities. The address is 23 Beechwood, Irvine, CA 92604

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: Unites States citizen

Item 3. Source and Amount of Funds or Other Consideration: Personal and retirement funds of Don C. Whitaker of approximately $471,521.20.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The below described transactions were made for investment purposes only. After Mr. Whitaker submitted his 13-D filing on May 11, 2001, an unaffiliated third party, Equilink Capital Partners LLC, announced its intention to commence a tender offer for Calton, Inc. at $5.50 per share. Such offer was subject to numerous conditions. After careful consideration of the news release, Mr. Whitaker made the decision that the tender as stated wouldn't be successful. In addition the company's response and lack of an alternative plan made Mr.
         Whitaker believe that nothing would be done by management other than thwarting the offer.

         Mr. Whitaker continues to believe that the value of Calton, Inc. is much higher than the proposed offer. However if management does nothing other than to discourage the offer, he feels the share price will resume its stagnation.

         Mr. Whitaker still plans to put forth at the next shareholder meeting a proposal, pursuant to the prescribed company by-laws, seeking an orderly liquidation of assets and to distribute the proceeds to shareholders as soon as possible.

         Mr. Whitaker may in the future determine to purchase additional securities of the company, or to dispose of some or all of the securities he presently owns depending upon price, market conditions, availability of funds, evaluation of alternative investments and other considerations.

3
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
No
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
As stated above
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
None other than as stated above
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
None other than as stated above
(e) Any material change in the present capitalization or dividend policy of the issuer;
None other than as stated above
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

None other than as stated above
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
None other than as stated above
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None other than as stated above
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
None other than as stated above
(j) Any action similar to any of those enumerated above.
None other than as stated above

Item 5. Interest in Securities of the Issuer.

(a)	123,700 common shares and 2.97%

(b)	Don C. Whitaker, 2.97%

(c)	Date	Purchase (Sale)	Per share price
	5/11/2001 5/11 5/15 5/16 5/16 5/16 5/17 5/17	(5000) 2600 (4300) (62000) (5000) (5500) (5000) (6500)	$4.24 4.12 5.40 5.25 5.20 5.11 5.10 5.

(d) None

(e) 5/16/2001

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
4

Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2001
Don C. Whitaker
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	Individual

5